Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087-4779

February 18, 2020

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Tony Watson

Bill Thompson

Re:	Cracker Barrel Old Country Store, Inc. (the “Registrant”)

Form 10-K for the Fiscal Year Ended August 2, 2019

Filed September 27, 2019

File No. 001-25225

Gentlemen:

We hereby submit the Registrant’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Registrant dated February 5, 2020 in connection with the Staff’s review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 2, 2019. For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for the Fiscal Year Ended August 2, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 28

1.	Please tell us how you have complied with the disclosure guidance in Item 10(e)(i) of Regulation S-K related to your presentation of store operating margins.

Response:

Notwithstanding our analysis and response in the paragraph below, the Registrant has reviewed its disclosures, including the financial statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and key performance indicators located within Management’s Discussion and Analysis of Financial Condition and Results of Operations, and has determined that the line item “store operating income” in the financial statements and the discussion of “store operating margins” is not meaningfully utilized as a measurement by the Registrant, nor does the Registrant believe this measure is regarded as material by the

U.S. Securities and Exchange Commission

February 18, 2020

Registrant’s investors. As a result, the Registrant has determined not to include this measure as a separate line item in future filings. Therefore, the current disclosures reflected in the Annual Report on Form 10-K on: (i) page 28 of the most recent Annual Report on Form 10-K regarding the definition of store operating margins, (ii) page 29 reflecting the percentage relationship of store operating income to total revenue, and (iii) page 45 the line item “store operating income” on the face of the consolidated statements of income will not appear in future filings (beginning with the Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2020).

The relationship of store operating income to total revenue referred to in the Registrant’s disclosures as “store operating margin” is determined directly from the face of the Registrant’s audited consolidated statements of income. The two financial statement line items are “total revenue” and “store operating income”, the latter of which is the subtotal of total revenue less the first three line items of the consolidated statements of income: cost of goods sold (exclusive of depreciation and rent); labor and other related expenses; and other store operating expenses. Store operating income reflects revenues less all costs applicable to such revenues (i.e. depreciation, rent, labor) and thus may be characterized as a measure of gross profit, a commonly accepted measure in accordance with US GAAP. As a result, the Registrant does not believe there is anything to reconcile to US GAAP, as the current presentation is comprised solely of US GAAP line items from the face of the consolidated statements of income.

Consolidated Statements of Income, page 45

2.	Please tell us your consideration of the guidance in Item 10(e)(ii)(C) of Regulation S-K related to your presentation of store operating income on the face of the statements of income.

Response:

The Registrant believes that the line item “store operating income”, as presented on the face of the Registrant’s consolidated statements of income, reflects revenues less all costs applicable to such revenues (i.e. depreciation, rent, labor) and thus may be characterized as a measure of gross profit, a commonly accepted measure in accordance with US GAAP. Accordingly, the Registrant does not regard Item 10(e)(ii)(C) as applicable to its presentation of store operating income. There are no inclusions or exclusions (or adjustments that have the effect of including or excluding amounts), as required in the definition of non-GAAP financial measure set forth in Item 10(e) of Regulation S-K, from this line item as presented in the consolidated statements of income in accordance with US GAAP.

However, as noted above, following further review of its disclosures and the presentation of this measure, the Registrant believes the measure of store operating income is not meaningfully utilized by the Registrant’s management and not material to investors, and has therefore determined not to include this line item in the consolidated statements of income to be presented in future filings.

U.S. Securities and Exchange Commission

February 18, 2020

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (615) 443-9869 or Richard Wolfson, Senior Vice President, General Counsel and Secretary at (615) 235-4003.

Sincerely,

/s/ Jill M. Golder
Jill M. Golder
Senior Vice President and Chief Financial Officer

cc:	Richard M. Wolfson, Senior Vice President, General Counsel and Secretary

Howard H. Lamar III (of Bass Berry & Sims PLC)